Mail Stop 3561

November 5, 2008

Kosta N. Kartsotis, Chief Executive Officer
Fossil, Inc.
2280 N. Greenville Avenue
Richardson, Texas 75082

> **Re:** **Fossil, Inc.**
> **Form 10-K for Fiscal Year Ended January 5, 2008**
> **Filed March 5, 2008**
> **Forms 10-Q for Fiscal Quarters Ended April 5 and July 5, 2008**
> **Filed May 15 and August 14, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 10, 2008**
> **File No. 000-19848**

Dear Mr. Kartsotis:

We have reviewed your response letter dated October 17, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Summary, page 39

1. We note your response to comment 8 in our letter dated September 25, 2008. We request that you reconsider our comment and provide additional disclosure. For example, where you state that "[p]urchases of discretionary fashion accessories, such as our watches, handbags, sunglasses and other products, tend to

decline during recessionary periods…" Please discuss if you are in fact experiencing a recessionary trend in any of our markets and what you are doing to address that trend.

Liquidity and Capital Resources, page 51

2. We note your responses to comments 9 and 10 in our letter dated September 25, 2008. Please provide a sample of how you intend to comply with this comment in your future filings.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 16

Annual Cash Incentive Opportunities, page 20

3. We note your response to comment 13 in our letter dated September 25, 2008, which requested disclosure of your operating income targets. We note your statement on page 20 of your proxy statement that you have a threshold for payout, a midpoint and maximum payment target. Please disclose the minimum, midpoint and maximum payment targets for 2007.

4. We note your response to comment 14 in our letter dated September 25, 2008 regarding benchmarking data provided by Ernst & Young. Please clarify what, if any, additional benchmark data that the Human Resources Department provided to the Executive Compensation Committee in addition to the Ernst & Young report. Also, please discuss the Executive Compensation Committee's analysis of Ernst & Young's recommendations.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

Kosta N. Kartsotis
Fossil, Inc
November 5, 2008
Page 2

       Please contact Robert Errett, Attorney-Advisor, at 202-551-3225, or Ellie Bavaria Special Counsel at 202-551-3238, or me at 202-551-3725 with any questions.

                         Sincerely,

                         H. Christopher Owings
                         Assistant Director

cc: Garret A. DeVries
        Haynes and Boone, LLP
        Facsimile (214) 200-0428